Mail Stop 4561



January 23, 2006


By U.S. Mail and facsimile to (650) 364-1665.

Michael R. Burwell
President and Chief Financial Officer
Redwood Mortgage Investors VIII
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

Re:	Redwood Mortgage Investors VIII
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarter ended June 30, 2005
	File No. 000-27816

Dear Mr. Burwell:

      We have reviewed your response letter filed with the Commission on December 12, 2005 and have the following additional comments. Please provide us with the requested information so we may better understand your response. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please refer to comment 2 in our letter dated December 1, 2005. On page 22 of your Form 10-K for the year ended December 31, 2004, you disclose balances of loans by property type, i.e. single family homes, apartments, commercial and land. Each type has a different risk of loss and it is meaningful to investors to know how you allocate your allowance for loan losses in response to these risks.
Further, disclosure of the amount of recoveries and charge-offs by property type also lets investors know the results of your risk management strategies. Please revise your proposed disclosures of the allocation of the allowance for loan losses and the roll forward of the allowance to provide the information set forth by the property types presented on page 22 of your 2004 Form 10-K and provide us with your proposed disclosures.

2. Please refer to our previous comment 5 in our letter dated
September 29, 2005.   You state that you imputed interest expense
in
accordance with APB 21. However, it is still unclear why you have recorded interest income in connection with the interest free loan from your general partner. Please provide additional detail regarding this transaction to include the specific accounting literature relied upon in recording these amounts, the dollar amounts for the related assets and liabilities, and sample journal entries for this transaction.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3490 if you have questions.

Sincerely,



Donald A. Walker
Senior Assistant Chief Accountant
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Michael R. Burwell
Redwood Mortgage Investors VIII
January 23, 2006
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